Cannabis Strain from Invictus' AB Laboratories Now For Sale
on Canopy Growth Corporation's Tweed Sales Platform

VANCOUVER, May 11, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that cannabis from the company's AB Laboratories Inc. (AB Labs) is now available for purchase through Canopy Growth Corporation's (TSX: WEED) Tweed Main Street online store and to-date AB Labs has transferred 172 KG of product to Canopy.

The strain Super Critical is available now as part of Tweed's elite CraftGrow line, and AB Labs anticipates shipping their other strains in the near future.

"Canadian medical cannabis patients value product diversity and we're committed to offering them an industry leading curated lineup from Tweed and our CraftGrow partners," said Mark Zekulin, President, Canopy Growth. "We're excited to welcome AB Labs product as the newest CraftGrow addition to the Tweed Main Street online store".

"The Canadian cannabis industry is diverse, dynamic and thriving, with valuable partnerships being forged every day," said Invictus founder and CEO Dan Kriznic. "Our collaboration with Canopy has already been enormously fruitful and rewarding. We look forward to working closely with this model of entrepreneurial fitness and efficiency as Canada's commercial cannabis market develops in coming months and years. I'm pleased to report that Invictus remains on track for achieving its substantial cultivation and harvest goals across 2018, and delivers more and more strains and cannabis volume into Canada's thriving consumer marketplace as Canada approaches legalization of the adult market. To further accommodate this the Company has developed a multifaceted sales strategy aimed to target each channel for sales and distribution such as establishing supply agreements and product calls with provincial governments and licensed producers, developing retail storefronts across Western Canada, and continuing to focus on the medical cannabis sector."

Tweed's highly curated CraftGrow line works only with top producers cultivating Canada's finest cannabis, and AB Labs is honored to have been the second cultivator to successfully transfer cannabis products to be sold though the e-commerce platform.

The Super Critical strain from AB Labs available on the platform is a high-yielding 50/50 hybrid of sativa and indica, a mix of Big Bud, Skunk and White Widow. The combination of exceptional yield plus superb flower makes it a favorite among growers.

AB Labs continues to make continuous progress on its 40,000 square foot Phase 2 facility, which once completed AB Labs will total 56,000 square foot of production capability. To-date in Phase 2 the interior demolition has been completed, cleaned and sanitized and all upgrades to the electrical and HVAC systems have also been completed. Construction of the mezzanine level has begun and overall progress is according to plan.

About Invictus

Invictus owns and operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company's wholly owned subsidiary Acreage Pharms Ltd. ("Acreage Pharms"), located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Laboratories Inc. ("AB Labs"), a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space expected to be ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures").

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

In the United States
Terry Wills
twills@willscom.com
310-877-1458

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the development of additional cannabis strains, the potential production capacity of AB Labs, AB Ventures and Acreage Pharms, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Acreage Pharms will be successful in developing additional cannabis strains, that AB Labs will be successful in reaching its potential production capacity on the timeline expected by the Company, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, AB Labs will reach full production capacity on the timeline anticipated by the Company, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company, expected sales of inventory will be met and the legalization of the recreational use of marijuana in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Acreage Pharms will not be successful in developing additional cannabis strains or, if developed, such strains will not have the benefits anticipated by the Company, AB Labs will not be successful in reaching its potential production capacity, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of AB Labs reaching full production capacity will be delayed, AB Labs not be granted their secondary license, Acreage Pharms will not be granted its sales license under the ACMPR, licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

View original content: http://www.newswire.ca/en/releases/archive/May2018/11/c4116.html

%SEDAR: 00035787E

CO: Invictus MD Strategies

CNW 08:55e 11-MAY-18